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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                        AMENDMENT NO. 1 TO SCHEDULE 14D-9
                                       ON
                                SCHEDULE 14D-9/A

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            MORRISON RESTAURANTS INC.
                            (NAME OF SUBJECT COMPANY)

                            MORRISON RESTAURANTS INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.01 PAR VALUE
                     AND THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
                         (TITLE OF CLASS OF SECURITIES)
                                -----------------

                                   618414 10 1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ----------------------

                                DOLPH W. VON ARX
                              CHAIRMAN OF THE BOARD
                            MORRISON RESTAURANTS INC.
                             3300 HIGHLANDS PARKWAY
                                    SUITE 130
                             ATLANTA, GEORGIA 30082
                                 (770) 308-3700
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                         THE PERSON(S) FILING STATEMENT)

                             ----------------------

                                    COPY TO:
                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                                 SIXTEENTH FLOOR
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

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


         This 14D-9/A is filed by Morrison Restaurants Inc., a Georgia corporation (the "Company") to amend Item 4 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on April 29, 1998 relating to the common stock, $.01 par value per share (the "Common Stock") of the Company, including the associated rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock, $.01 par value per Share, of the Company issued pursuant to the Rights Agreement dated as of March 2, 1996, as amended and supplemented, between SunTrust Bank, N.A., as Rights Agent (the Common Stock and the Tights together are referred to herein as the "Shares"). In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Item 4 and Item 9 as amended follows:

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     FOR THE REASONS OUTLINED BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER, CONSIDERED AS A WHOLE, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS TENDER THEIR SHARES IN THE OFFER.

     The Company's business has been negatively affected during the last three fiscal years and the first nine months of the current fiscal year by declining customer counts. The Company believes that this trend was largely caused by over-building and increased competition in the restaurant industry and by a general decline in mall traffic, where the Company operates a majority of its units. In addition, beginning in fiscal 1997, the Company's business was further negatively affected by increased food costs and the implementation of a new federal minimum wage in October 1996 and September 1997. As of March 1, 1997, the Company was not in compliance with certain covenants contained in its then existing credit facility. The Company and the lender amended the credit facility, and all covenant violations were waived by the lender. In June 1997, the Company replaced that facility with the Company's current credit facility.



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     Commencing in the latter part of the first quarter of fiscal year 1998, the
Company's management implemented a number of measures designed to achieve growth under these difficult industry conditions. Given the industry's unit saturation, management focused its efforts primarily on increasing sales from existing locations rather than opening new units. The Company intensified its marketing at the local restaurant level, stressing involvement in community life and activities and targeted additional sales opportunities through church, civic and educational institutions. Additionally, the Company eliminated the use of costly and ineffective electronic media in its advertising efforts. For developing new and replacement restaurants, the Company used a new store model, which required a lower investment and was substantially more cost-effective to operate than a traditional restaurant. The Company also implemented price increases in an attempt to pass increased costs along to customers and to reduce the same-store sales impact of decreasing customer counts. In addition, the Company took numerous other cost-containment measures, including improvements in the food control system, elimination of a layer of supervisory restaurant management and corporate staff reductions.

     The effects of these measures, however, were not evident in the Company's financial results for the first and second quarters of fiscal year 1998. Customer trends during the first and second quarters of fiscal 1998 continued to be negative and to adversely affect the Company's results of operation, and earnings for the quarters were lower than anticipated. As a result, on September 22, 1997, the Company retained Ernst & Young Financial Services Group ("E&Y FSG") to advise the Company in connection with its relationship with its principal lender.

     At the regularly scheduled meeting of the Board of Directors which was held in conjunction with the Annual Meeting of Shareholders on September 24, 1997, management advised the Board of Directors of the probability that, based on trends existing at that time, and the Company's historical dividend policy, one or more of the financial covenants contained in the Company's credit facility would be violated at the end of the second quarter of fiscal 1998. Given the Company's financial performance in previous quarters and its prospects for the near future, the Board of Directors suspended the payment of cash dividends beginning with the cash dividend with respect to the first quarter of fiscal 1998.

     At the same meeting, Dolph W. von Arx, the Chairman of the Board of Directors, reported on informal discussions between the Company's management and two investors who had expressed an interest in a transaction involving the Company. In addition, Mr. von Arx reported that Ronald A. LaBorde, the Chief Executive Officer of Parent, had also contacted Ronnie L. Tatum, Chief Executive Officer of the Company, and indicated that he would be interested in pursuing discussions about a possible relationship between Parent and the Company. The Board of Directors determined that it would be premature to pursue a transaction with any third party at that time. The Board of Directors felt that it needed a more clear and definite understanding of the Company's performance and financial condition before taking steps to pursue strategic alternatives.

     Messrs. LaBorde and Tatum met in October 1997 and discussed the possibility of a business combination between the two companies.

     The Board of Directors held a special meeting on November 5, 1997 to receive a presentation from E&Y FSG. During this presentation, E&Y FSG reviewed the history of the credit facility, the potential covenant violations, the restaurant industry and the Company's position therein, operational alternatives that the Company should consider and possible strategic solutions involving third parties. E&Y FSG also reviewed with the Board of Directors the terms of a proposed credit facility restructuring which included interest rate increases, collateralization of the indebtedness and modification of covenants. Though the Company had not engaged E&Y FSG to assist the Company in an assessment of its strategic alternatives, E&Y FSG identified certain strategic weaknesses that would have to be addressed in connection with a restructuring of the credit facility. In particular, the E&Y FSG analysis suggested that, given the existing trends in the Company's cafeteria business, the Company would require significant additional capital to effect a turnaround in its operations by changing the location of its cafeteria units from mall to freestanding, closing unprofitable units and building new, smaller and potentially more profitable restaurants.

     Faced with the prospect of continuing negative operating trends and the prospect of potential acquirors contacting the Company, the Board of Directors determined that it would be advisable for the Company to retain an investment banking firm to assist the Company in reviewing its strategic alternatives. The Board of Directors appointed a committee consisting of E. Eugene Bishop and Dolph W. von Arx to interview various investment banking firms and to select a financial advisor to the Company. The committee interviewed three

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investment banking firms and selected Wheat First Securities, Inc. ("Wheat First
Union") as financial advisor to the Company to advise it with respect to strategic alternatives. The Company retained Wheat First Union by engagement letter dated December 5, 1997.

     At a special meeting of the Board of Directors held on December 15, 1997, Wheat First Union reported on its initial preliminary review of the Company's business and its prospects. Wheat First Union's assessment largely confirmed the preliminary indications given by E&Y FSG that the Company would require significant capital expenditures to effect a return to significant profitability. While some of the measures that the Company had implemented beginning in the latter part of the first quarter of fiscal 1998 had some positive impact, overall operating trends continued to be negative and, in particular, the Company's cash flows were trending down. Wheat First Union also reviewed with the Board of Directors on a preliminary basis the strategic alternatives available to the Company. These alternatives included: remaining independent; the sale of the Company either to a financial buyer or a strategic buyer; and the possibility of selling some of the geographic divisions of the Company as separate units with the remaining business to be operated by current management as a public company or sold in a buy-out with management participation. Wheat First Union indicated that it believed that, although shareholder value could be maximized through a sale of geographic divisions to a number of purchasers, given the complexity of multiple transactions, a sale of the Company to a strategic purchaser would be the more likely alternative for the Company.

     Following this presentation and subsequent discussion, the Board of Directors authorized Wheat First Union to contact a broad range of potential purchasers, both financial and strategic, to determine the available level of interest such parties might have in a transaction with the Company. The Board of Directors also authorized Wheat First Union to prepare a confidential memorandum containing information about the Company and its business and provide such information to those parties that indicated an interest in pursuing a transaction involving the Company or any of its geographic divisions.

     At its regularly scheduled meeting on January 13, 1998, the Board of Directors again reviewed with Wheat First Union the Company's strategic alternatives and determined to continue the process authorized at the previous meeting, and the Company publicly announced Wheat First Union's engagement in its quarterly earnings release on the following day.

     As authorized by the Board of Directors, Wheat First Union contacted 27 potential strategic and financial purchasers, including investors and other persons that had previously expressed an interest in pursuing a transaction with or involving the Company. The Company entered into confidentiality agreements with 16 of these potential purchasers, including Parent, pursuant to which Wheat First Union provided to them copies of the confidential memorandum. Of the parties that received the information package, four submitted preliminary proposals indicating an interest in pursuing a possible acquisition of, or merger with, the Company.

     At a special meeting held on February 24, 1998, the Board of Directors appointed a special negotiating committee (the "Special Committee"), comprised of Dolph W. von Arx, Dr. Donald Ratajczak and J. Veronica Biggins, to negotiate with potential bidders, consider alternatives and otherwise manage the strategic process and present to the full Board of Directors one or more proposals as it deemed appropriate. The Board of Directors reviewed with Wheat First Union the preliminary indications of interest received, and instructed Wheat First Union to arrange for further due diligence by these parties and to request revised proposals by March 31, 1998. Three of these parties submitted final proposals to the Company as described below.

     After consulting with the Special Committee, Wheat First Union negotiated further with the potential purchasers and, following these negotiations, by letter dated March 27, 1998, Parent submitted to Wheat First Union a revised proposal for the acquisition of the Company's outstanding Shares for an aggregate consideration of $42,000,000 in cash, subject to the execution of a mutually acceptable definitive agreement. In its proposal Parent expressed a preference for an all-cash merger, with a friendly cash tender offer for the Shares to be commenced shortly after the execution of the definitive agreement and with the tender offer being supported by the Board of Directors of the Company. In addition, by letter dated March 31, 1998, a publicly held company in the restaurant industry ("Company A") also submitted to Wheat First Union its revised preliminary non-binding indication of interest to acquire all of the outstanding Shares of the Company at a purchase price of $4.50 per Share payable in Company A's stock. Company A's indication of interest was

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
based upon certain assumptions and subject to material additional due diligence and the negotiation and execution of a definitive agreement. The third proposal was made by a potential financial purchaser and contemplated the acquisition of assets of the Company and assumption of related working capital liabilities with the Company retaining retirement and certain other assets and liabilities. The estimated net purchase price under this proposal was $3.66 per Share. The Board of Directors did not believe that this third proposal constituted a viable alternative for the Company and this third party did not subsequently offer to materially improve the terms of its proposal.

     Counsel to the Company sent initial drafts of acquisition agreements to Parent and Company A on March 31, 1998 and April 9, 1998, respectively, and commenced negotiations of the agreement with Parent's counsel. During the discussions that followed, Parent indicated that it would increase the proposed consideration to $5.00 per Share in cash and Company A indicated that it would consider additional revisions to its proposal, including an increase in the proposed consideration and a change in the structure of the proposed transaction.

     On April 10, 1998, the Special Committee and Wheat First met to discuss the existing proposals and the status of negotiations with potential purchasers. At its regularly scheduled meeting that followed, the Board of Directors considered the three final acquisition proposals submitted to the Company. The Board of Directors' view was that Parent's proposal was superior, even taking into account the potential revisions to its proposal being considered by Company A. The Board of Directors noted that the transaction proposed by Parent, because of its structure as a cash merger with a first step tender offer and because Parent was further along in its due diligence investigation of the Company, was likely to be consummated sooner than the transaction proposed by Company A. This was considered important given the then current trend in the Company's financial performance. The Board of Directors also took into account the fact that Parent operated in the same industry as the Company, Parent's strong financial condition and the greater likelihood that a transaction with Parent as opposed to one with Company A would be consummated. Given the uncertainties inherent in pursuing a number of proposals at the same time and the risk that as a result of such course of action the Company might fail to secure the best available offer, the Board of Directors determined that, unless Company A were to increase its proposed price quickly and significantly, acceding to Parent's request for exclusive negotiations for a short period of time would be in the best interest of the Company and its Shareholders. Following this meeting, Wheat First Union informed Parent that the Company would pursue negotiations exclusively with Parent for a week to enable Parent to complete its due diligence and to negotiate the terms of a definitive agreement. Company A was also informed that the Company would negotiate exclusively with Parent. Counsel for the Company and Parent continued negotiations with respect to the proposed agreement between Parent and the Company, and Parent continued its due diligence investigation of the Company.

     On April 21, 1998, the Board of Directors met again to consider the revised proposals from Parent and Company A. The Board of Directors believed that Parent's proposal was superior to Company A's proposal because, among other things, Parent proposed to acquire the Company for cash as opposed to stock in a transaction that, due to its structure, would close earlier and would have a greater likelihood of consummation than the transaction proposed by Company A. The Board of Directors reviewed the terms of the draft agreement and plan of merger with legal counsel and received and considered the verbal opinion of Wheat First Union with respect to the fairness of Parent's proposal from a financial point of view. The Wheat First Union opinion was later confirmed in writing and a copy thereof is attached as Annex A hereto. The Board of Directors then determined to accept Parent's proposal and unanimously (i) approved and adopted the proposed plan and agreement of merger in substantially the form presented to the Board of Directors subject to the satisfactory negotiation of certain provisions (other than the $5.00 per Share price to be paid in the Offer or the Merger) by or under the direction of the Chairman of the Board of Directors, (ii) determined that the Offer and the Merger, considered as a whole, are fair to and in the best interests of the Company and its shareholders, and
(iii) recommended that the Company's shareholders tender their Shares in the Offer and vote to approve and adopt the Merger Agreement and the Merger at any meeting of the shareholders held to consider the Merger.

     Representatives of the Company and Parent negotiated the remaining issues on April 22, 1998. The final plan and agreement of merger was executed by the parties after the close of business on April 22, 1998 and a joint announcement of the execution of the plan and agreement of merger was made by Parent and the Company on the morning of April 23, 1998. The plan and agreement of merger as executed and delivered by the parties thereto constitutes the "Merger Agreement" as defined earlier herein.

     In reaching its conclusion and making its determinations as outlined above, the Board of Directors considered a number of factors, including, without limitation, the following:

          (i) the consideration proposed to be paid by Parent pursuant to the Offer and the Merger relative to (A) the Company's historical revenue, income and book value, (B) the Company's internal expectations covering customer counts, same-store sales, revenues, income and book value, and (C) recent and historical market prices of the Shares;

          (ii) the familiarity of the Board of Directors with the business, financial condition and prospects of the Company, the nature of the Company's industry and markets, including the belief of the Board of Directors that in order to be competitive and achieve growth in its industry, the Company would require substantial additional capital;

          (iii) the fact that the form and amount of consideration proposed to be paid by Parent pursuant to the Offer and the Merger were superior to the consideration proposed to be paid by Company A;

          (iv) the fact that the Parent's proposal involved a cash tender offer which would give the Company's shareholders the opportunity to receive the transaction consideration sooner than a stock transaction;

          (v) Parent's knowledge of the cafeteria business and experience in the restaurant industry; and

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          (vi) the opinion of Wheat First Union (described below) to the effect that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such shareholders.

OPINION OF FINANCIAL ADVISOR TO THE COMPANY

     Pursuant to an engagement letter dated December 5, 1997 (the "Engagement Letter"), the Company retained Wheat First Union to act as its financial advisor in considering the Company's strategic and financial alternatives for maximizing shareholder value, including the possible sale of all or a portion of the Company. After Wheat First Union reported to the Board about its preliminary conclusions on the Company's strategic alternatives, the Board directed Wheat First Union to conduct a controlled auction of the Company and to help in the drafting and preparation of a confidential offering memorandum to be circulated to potential buyers. Wheat First Union is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Wheat First Union as its financial advisor on the basis of Wheat First Union's experience and expertise in transactions similar to the Offer and the Merger, and its reputation in the restaurant and investment industries.

     In connection with the consideration by the Board of the merits of the Offer and the Merger, Wheat First Union was asked under the terms of the Engagement Letter to perform various financial analyses and deliver to the Board its opinion based on such analyses.

     THE OPINION OF WHEAT FIRST UNION WAS DIRECTED TO THE BOARD FOR ITS CONSIDERATION IN CONNECTION WITH THE PROPOSED OFFER AND MERGER, AND IS NOT A RECOMMENDATION TO ANY HOLDER OF COMPANY COMMON STOCK AS TO WHETHER THE OFFER OR THE MERGER IS IN SUCH HOLDER'S BEST INTERESTS OR AS TO WHETHER HOLDERS OF COMPANY COMMON STOCK SHOULD TENDER THEIR SHARES OR VOTE FOR OR AGAINST THE MERGER. THE FULL TEXT OF SUCH WRITTEN OPINION OF WHEAT FIRST UNION DATED APRIL 22, 1998, IS ATTACHED HERETO AS ANNEX A AND SETS FORTH CERTAIN IMPORTANT QUALIFICATIONS, ASSUMPTIONS MADE, MATTERS CONSIDERED, AREAS OF RELIANCE ON OTHERS, AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION. THE SUMMARY DESCRIPTION OF SUCH OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF THE OPINION ATTACHED HERETO AS ANNEX A, AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THE TENDER OFFER MATERIAL.

     In arriving at its opinion, Wheat First Union among other things (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain other information, including financial forecasts, provided to Wheat First Union by the Company, and met with the Company's management to discuss the business and prospects of the Company; (iii) considered certain financial data of the Company and compared that data with similar data for publicly held companies in businesses similar to those of the Company; (iv) considered the financial terms of certain other business combinations and other transactions which had recently been effected; (v) reviewed the financial terms and conditions of the Merger Agreement; and (vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Wheat First Union deemed relevant.

     Based upon and subject to its review of the foregoing, its work described below, its experience as investment bankers and other factors it deemed relevant, but subject to the limitations set forth below and in reliance upon the assumptions set forth below, Wheat First Union provided the Board with its opinion as investment bankers that as of the date of its opinion (and as of April 21, 1998, which was the date that Wheat First Union presented its financial analyses to the Board), the aggregate consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view.

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

No limitations were imposed by the Company on Wheat First Union with respect to the investigations made or procedures followed in rendering its opinion.

     In connection with its review, Wheat First Union did not assume any obligation for independent verification of financial and other information reviewed by it and relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to Wheat First Union by the Company's management, Wheat First Union assumed that the forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management as to the future financial performance of the Company and that such projections provided a reasonable basis upon which Wheat First Union could form its opinion. Wheat First Union also assumed that there had been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the dates of the last financial statements made available to Wheat First Union. Wheat First Union relied on advice of the counsel and the independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, this Statement, the Offer, the Merger and the Merger Agreement. Wheat First Union assumes that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations. In addition, Wheat First Union did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Wheat First Union furnished with any such appraisals. Finally, Wheat First Union's opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Wheat First Union as of, the date of the opinion (April 22, 1998). Accordingly, although subsequent developments may affect its opinion, Wheat First Union did not assume and does not have any obligation to update, revise or reaffirm its opinion.

     Wheat First Union also assumed that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder. The Merger Agreement is filed as Exhibit 2 hereto and the terms of the Merger Agreement and the conditions to the Company's obligations thereunder should be reviewed and understood by holders of Shares in connection with their consideration of the Offer and the Merger.

     Set forth below is a brief summary of selected analyses presented by Wheat First Union to the Board on April 21, 1998 in connection with its April 22, 1998 opinion described above.

  Market Test

     Wheat First Union conducted a market test by contacting 27 potential acquirors of the Company and circulating a confidential memorandum to 16 of these entities. From those entities contacted, the Company received four preliminary bids. Such bids ranged in price from $3.80 to $5.00 per share with two bidders proposing all cash consideration and the others proposing a combination of cash and stock of the bidder. After the preliminary bidders were given access to the Company's management team and internal data, the Company received three final bids to acquire the Company ranging in value from $3.68 to $4.55 per share. One bid was structured as an asset purchase and the other two bids were structured as an acquisition of the Company's stock. One of these two bids was an all-cash bid, while the other bid was for the stock of the bidder. The Board directed Wheat First Union to continue to negotiate with the two highest bidders, which resulted in Parent making a final all cash bid of $5.00 per share. Parent's bid was selected as the best bid based on total consideration to shareholders and structure of the proposed transaction. The second highest bidder proposed an offer of cash and stock that would have required the approval of that bidder's shareholders and would have resulted in a longer time period to close.

  Comparable Company Analysis

     Using public and other available information, Wheat First Union calculated the Company's imputed per Share value based on the multiples of latest twelve months' ("LTM") earnings before interest, taxes,



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
depreciation and amortization ("EBITDA") of selected publicly traded family dining restaurant companies ("selected comparable companies"). The group of selected comparable companies was Buffet's Inc., Cracker Barrel Old Country Store, Inc., Furr's/Bishop's Inc., Luby's Cafeterias Inc., Piccadilly Cafeterias, Inc., Ryan's Family Steak Houses, Inc., and Star Buffet, Inc. In comparing the Company's financial performance to that of the selected comparable companies, Wheat First Union made the following observations, among others: (i) the Company's sales declined by 7.9% over the last two fiscal years while compared to a median increase of 8.1% and a mean increase of 5.5% for the selected comparable companies; (ii) the Company had a LTM EBITDA margin of 2.7% compared to a median of 11.2% and a mean of 11.0% for the selected comparable companies; (iii) the Company had a LTM earnings (loss) before interest and taxes ("EBIT") margin of (1.4%) compared to a median of 7.5% and a mean of 7.8% for the selected comparable companies and (iv) the Company had a LTM net income
(loss) margin of (1.0%) compared to a median of 4.9% and a mean of 4.7% for the selected comparable companies.

     Wheat First Union applied the mean and median multiples of LTM EBITDA for the group of comparable companies to the LTM EBITDA of the Company. This analysis indicated an imputed aggregate value (defined as equity value plus net debt) of the Company of between $50.6 million and $55.2 million, or an equity value of between $4.06 and $4.55 per share.

  Comparable Transactions Analysis

     Wheat First Union also reviewed the consideration paid in selected merger and acquisition transactions in the restaurant industry announced since January 1995. Wheat First Union analyzed the consideration paid in such transactions as a multiple of the target companies' LTM EBITDA and then applied the mean and the median of the multiples from those transactions to the Company's LTM EBITDA. This analysis indicated an imputed aggregate value of the Company of between $48.8 million and $52.0 million, or an equity value of between $3.86 and $4.21 per share.

  Premiums Paid Analysis

     Wheat First Union reviewed the consideration paid in comparable U.S. acquisitions announced since January 1, 1996, in which the target company had an equity value of between $10 million and $200 million and in which the acquiror was seeking to purchase at least 90% of the target company's outstanding shares of common stock. Wheat First Union calculated the premiums paid in those transactions over the applicable stock prices of the target companies one day, one week and four weeks prior to the announcement of the acquisition offer, and then calculated the mean and median of those premiums (the mean premiums were 27.6%, 33.2% and 39.1%, while the median premiums were 20.5%, 28.0% and 31.8%, respectively). Wheat First Union then applied the mean and median premiums so derived to the Company's closing share prices on April 9, 1998 ($3.81), April 2, 1998 ($3.25) and March 12, 1998 ($3.13). The share price of the Company as of April 9, 1998, was selected as the price one day prior to announcement for this analysis because on the following day (April 10) the Company filed a press release which, in addition to reporting the results of the Company's Fiscal 1997 third quarter, acknowledged that the Company was in discussions with several unidentified potential acquirors. This analysis indicated an imputed aggregate value of the Company of between $53.1 million and $58.1 million, or an equity value of between $4.33 and $4.86 per share.

     No other company or transaction used in the comparable company analysis, the comparable transactions analysis or the premiums paid analysis as a comparison is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer and the Merger are being compared.

  Company Financial Performance Trends

     Wheat First Union analyzed the Company's publicly reported financial performance during the first three fiscal quarters of 1998 and compared the Company's results for the twelve month period ended May 31, 1997,


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
to the Company's results for the twelve month period ended February 28, 1998. Wheat First Union observed the following trends, among other things: (i) the Company's LTM sales declined from $249.6 million to $241.3 million; (ii) the Company's LTM EBITDA declined from $14.4 million to $6.6 million; (iii) the Company's LTM EBIT declined from $4.5 million to ($3.4) million and (iv) the Company's LTM net income declined from $2.7 million to ($2.3) million.

  Discounted Cash Flow Analysis

     Wheat First Union applied a discounted cash flow analysis to the Company's financial forecasts for 1998 through 2000. The Company did not provide Wheat First Union with any financial forecasts for periods beyond 2000.

     In conducting its discounted cash flow analysis, Wheat First Union calculated the estimated future streams of free cash flows that the Company would produce through 2000 (using management's financial forecasts for 1998 through 2000), as well as the estimated value of the Company at the end of the forecasting period ("terminal value"). The terminal value was computed by multiplying the Company's estimated year 2000 EBITDA by a range of multiples between 4.0x and 8.0x, chosen to reflect the Company's potential acquisition multiple at the end of year 2000. Such free cash flow streams and terminal values were discounted to present values using a range of discount rates of between 12% and 16%, chosen to reflect assumptions regarding the Company's cost of capital. This analysis indicated an imputed aggregate value of the Company of between $16.4 million and $62.6 million respectively, or an equity value of between $1.77 and $5.35 per share.

     While the foregoing summary describes all analyses and examinations that Wheat First Union deemed material to the preparation of its opinion to the Board, it does not purport to be a comprehensive description of all analyses and examinations actually conducted by Wheat First Union. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description; and selecting portions of the analyses and of the factors considered by Wheat First Union, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in the presentation of Wheat First Union to the Board on April 21, 1998. In addition, Wheat First Union may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Wheat First Union's view of the actual value of the Company or Company Common Stock. To the contrary, Wheat First Union expressed no opinion on the actual value of the Company or Company Common Stock, and its opinion that is addressed and limited to the Board extends only to the belief expressed by Wheat First Union that the immediate value to holders of Company Common Stock, from a financial point of view under the Offer and the Merger, is within the range of values that might fairly be ascribed to the Company Common Stock as of the date of the opinion of Wheat First Union (April 22, 1998), and as of the date of the Board's consideration of the Offer and the Merger (April 21, 1998). At the time of the delivery of its oral opinion, Wheat First Union provided a draft form of opinion that was the same in all material respects as the executed opinion later provided to the Board.

     In performing its analyses, Wheat First Union made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Wheat First Union are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Wheat First Union's analysis for the Board of the fairness of the Offer and the Merger to the holders of Company Common Stock from a financial point of view, and were provided solely to the Board in connection with the Board's consideration of the Offer and the Merger. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Wheat First Union used in its analyses various projections of future performance prepared by the management of the Company. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain or accurate as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described above, the opinion of Wheat First Union and the presentation to the Special Committee and the Board summarized above were among the many factors taken into consideration by the Board in making its determination to approve, and to recommend that its shareholders approve, the Merger. Wheat First Union, however, does not make any recommendation to holders of shares of Company Common Stock (or to any other person or entity) as to whether such shareholders should tender their shares pursuant to the Offer or vote for or against the Merger.

     Pursuant to the Engagement Letter, the Company agreed to pay Wheat First Union a retainer of $100,000 and a fee equal to $150,000 upon the delivery of the written opinion to the Board that is described above. This $150,000 fee was not conditioned on the outcome of Wheat First Union's opinion or whether such opinion was deemed favorable or unfavorable by the Company or its Board. In addition, if the Offer and the Merger are effected on the terms set forth in the Merger Agreement, the Engagement Letter provides for the Company to pay Wheat First Union a fee equal to approximately $800,000 (the "Contingent Fee"). The $100,000 retainer and the $150,000 fee described above will be credited against the Contingent Fee payable to Wheat First Union if the Merger is effected. The Company will be obligated to pay the Contingent Fee only if the Offer and the Merger (or another transaction) are consummated. Accordingly, the payment of a substantial majority of Wheat First Union's total fee is subject to the consummation of the Offer and the Merger. The Engagement Letter also calls for the Company to reimburse Wheat First Union for its reasonable out-of-pocket expenses and for the Company to indemnify Wheat First Union, its affiliates, and their respective directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Wheat First Union's engagement. Wheat First Union and its affiliates may maintain business relationships with the Company, Parent, the other bidders and their affiliates.

     In the ordinary course of business, Wheat First Union or its affiliates may actively trade the debt and equity securities of the Company, Parent, the other bidders or their respective affiliates for its or any such affiliate's own account or for the account of customers and, accordingly, may hold a long or short position in such securities. In addition, Wheat First Union and its affiliates in the past may have provided investment and commercial banking products and services for the Company, Parent, the other bidders, their affiliates and other related persons. Wheat First Union is not affiliated with the Company or Parent.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1   -- Offer to Purchase of Parent dated April 29, 1998 and related Letter of
               Transmittal.(1)
Exhibit 2   -- Plan and Agreement of Merger dated April 22, 1998 among the Company, Parent and Offeror.(1)
Exhibit 3   -- Pages 5 through 13 of the Proxy Statement of the Company dated August 20,
               1997.(1)
Exhibit 4   -- Form of Indemnification Agreement between the Company and each of its directors and executive officers. [Incorporated by reference to Exhibit
               10(o) to the Company's Registration Statement on Form 10 filed with the
               Commission on February 8, 1996.]
Exhibit 5   -- Form of Change of Control Agreement between the Company and each of its executive officers. [Incorporated by reference to Exhibit 10(p) to the
               Company's Amendment to Registration Statement on Form 10/A filed with the Commission on February 29, 1996.]
Exhibit 6   -- Stay bonus letters dated March 6, 1998 to the Company's executive officers.
               [Incorporated by reference to Exhibit 99.2 to the Company's Quarterly
               Report on Form 10-Q for the quarter ended February 28, 1998.]
Exhibit 7   -- Amendment dated as of April 22, 1998 to Rights Agreement, dated as of
               March 2, 1996, as amended, between the Company and SunTrust Bank, N.A.(1)
Exhibit 8   -- Joint Press Release issued by the Company and Parent on April 23, 1998.(1)
Exhibit 9   -- Letter to shareholders of the Company dated April 29, 1998.(1)(2)
Exhibit 10  -- Opinion of Wheat First Securities, Inc. dated April 22, 1998.(1)
Exhibit 11  -- Joint Press Release issued by the Company and Parent on May 21, 1998.

---------------

(1) Previously filed.

(2) Included in copies mailed to stockholders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22,1998



                                           By: /s/ DOLPH W. VON ARX
                                              ----------------------------------
                                              Dolph W. von Arx
                                              Chairman of the Board

                                EXHIBIT NUMBER


Exhibit 1   -- Offer to Purchase of Parent dated April 29, 1998 and related Letter of
               Transmittal.(1)
Exhibit 2   -- Plan and Agreement of Merger dated April 22, 1998 among the Company, Parent and Offeror.(1)
Exhibit 3   -- Pages 5 through 13 of the Proxy Statement of the Company dated August 20,
               1997.(1)
Exhibit 4   -- Form of Indemnification Agreement between the Company and each of its directors and executive officers. [Incorporated by reference to Exhibit
               10(o) to the Company's Registration Statement on Form 10 filed with the
               Commission on February 8, 1996.]
Exhibit 5   -- Form of Change of Control Agreement between the Company and each of its executive officers. [Incorporated by reference to Exhibit 10(p) to the
               Company's Amendment to Registration Statement on Form 10/A filed with the Commission on February 29, 1996.]
Exhibit 6   -- Stay bonus letters dated March 6, 1998 to the Company's executive officers.
               [Incorporated by reference to Exhibit 99.2 to the Company's Quarterly
               Report on Form 10-Q for the quarter ended February 28, 1998.]
Exhibit 7   -- Amendment dated as of April 22, 1998 to Rights Agreement, dated as of
               March 2, 1996, as amended, between the Company and SunTrust Bank, N.A.(1)
Exhibit 8   -- Joint Press Release issued by the Company and Parent on April 23, 1998.(1)
Exhibit 9   -- Letter to shareholders of the Company dated April 29, 1998.(1)(2)
Exhibit 10  -- Opinion of Wheat First Securities, Inc. dated April 22, 1998.(1)
Exhibit 11  -- Joint Press Release issued by the Company and Parent on May 21, 1998.

---------------

(1) Previously filed.

(2) Included in copies mailed to stockholders.